SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

	                    Amendment No. 14

                   Telephone and Data Systems, Inc.
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             879433100
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Andrew R. McCarroll
                  Vice President & General Counsel

                Southeastern Asset Management, Inc.
                   6410 Poplar Avenue;  Suite 900
                         Memphis, TN  38119
                           (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                            May 15, 2008
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [ ]





CUSIP No. 879433100                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [X]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    1,438,200 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :    1,530,800 shares (Shared)
                                          234,800 shares (None)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    1,667,000 shares
                                   ________________________________
                                   :(10) SHARED OR NO DISPOSITIVE POWER
                                   :    1,530,800 shares (Shared)
                                            6,000 shares (None)
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,203,800 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES  [X] See Item 5(a)
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      6.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________

Note: All shares identified above are shares of the Issuer's class of Common Stock, and the percentage in Row 13 above relates to such class of Common Stock.


CUSIP No. 879433100                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Fund			I.D. No. 63-6147721
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment company shareholders
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :      None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   : 	1,530,800 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :
                                   :      None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   : 	1,530,800 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,530,800 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      2.9%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________

Note: All shares identified above are shares of the Issuer's class of Common Stock, and the percentage in Row 13 above relates to such class of Common Stock.





CUSIP No. 879433100                                         13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None (See Item 2)
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________

Note: All shares identified above are shares of the Issuer's class of Common Stock, and the percentage in Row 13 above relates to such class of Common Stock.


Item 4.		Purpose of Transaction

	Item 4 of Southeastern's previously filed Schedule 13D's entitled "Purpose of Transaction" is hereby amended and restated in its entirety as follows:
        The Securities reported in this filing have been purchased in the ordinary course of business of Southeastern as a registered investment advisor, and are held for investment purposes only on behalf of client accounts over which Southeastern has either sole or shared discretionary investment or voting power. Southeastern reviews the holdings of its client accounts on an ongoing basis. As a result of such review, Southeastern may purchase additional Securities on behalf of clients in the future, or may sell all or a part of the current holdings of the Securities.

        Southeastern is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Southeastern analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies, often at management's invitation.

	In the case of the Issuer, Southeastern's clients have owned a position since March 2001 because the stock has traded, and continues to trade, at a substantial discount to Southeastern's appraisal of the Issuer's intrinsic value. At various times since 2001, Southeastern has attempted to work with the Issuer's management, other shareholders, and/or the Board in an effort to address issues relevant to the Issuer's value, such as the Issuer's operations, performance and business plans and strategies, and may continue to do so from time to time in the future. Southeastern has understood that the Carlson family controls the Issuer through ownership of Series A Common Shares, but Southeastern has also assumed that it, along with other public shareholders, had impartial representation by four independent directors.

	Today, Southeastern is announcing its intention to withhold votes on all independent directors standing for election at the May 22, 2008 Annual Meeting, because we do not believe these candidates have adequately represented the interests of public shareholders. Southeastern encourages other shareholders to withhold their votes as well, for the following reasons:

	o In late 2007, a well-resourced, strategic acquirer made a written, all-cash bid to purchase all of the Issuer at more than a 50% premium to its average December 2007 trading price, according to a reliable source;

	o  Southeastern considered the offer full and fair;

	o Ted Carlson, the Issuer's Chairman and CEO, rejected the offer;

	o  The offer was never publicly disclosed;

	o After learning of the bid's rejection without public disclosure, Southeastern wrote to the full Board demanding an explanation;

	o The Board wrote back and refused to comment on the bid, but stated that it would "serve no valid business purpose for a board of directors to attempt to take action that cannot succeed due to the controlling shareholder's lack of support."

	o Further elaborating on their defeatist approach and acquiescence to the will of the Carlsons, the directors stated that "the fiduciary duties of directors under Delaware law do not require them to take action that would be futile."

	o Not satisfied with this answer, Southeastern addressed the issue with one of the independent directors, requesting that he and the other independent directors seek to persuade the Board to engage with the bidder. The result was a second letter from the full Board, reiterating the statements made in the first.

        Southeastern does not believe that the independent directors have been proactive enough in seeking to persuade the Carlsons of the merits of the proposed transaction. Southeastern believes the opportunity may still be available at a substantial premium to today's trading price if the Issuer would negotiate with the bidder. We believe the independent directors should have sought an outside, independent opinion regarding the merits of the proposed transaction, and have a duty to act as an advocate for the interests of public shareholders. A defeatist attitude that efforts on behalf of public shareholders might be "futile" is not what Southeastern considers adequate representation by independent directors.

        Furthermore, Southeastern is at a loss to explain how even the Carlson family could refuse to pursue such an opportunity. In its 33 years of successful investing and partnering with management teams all over the world, Southeastern has never seen such irrational investment behavior. In addition, Southeastern believes that the public should have been made aware of this significant and material bid, and that it was irresponsible to withhold the information.

        For these reasons, Southeastern encourages other shareholders to withhold votes for the independent directors.


Item 5.  Interest In Securities Of The Issuer

Item 5 shall be amended and restated as follows:

    (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 3,203,800 shares of the common stock of the Issuer, constituting approximately 6.0% of the 53,164,628 shares outstanding.

                         Common                %  of outstanding
                         Shares Held           Common Shares
___________________________________________________________________
Voting Authority

Sole:                    1,438,200             2.7%
Shared:                  1,530,800*            2.9%
None:                      234,800             0.4%

Total                    3,203,800             6.0%

 *Shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust. Does not include 84,000 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.

Dispositive Authority

Sole:                    1,667,000             3.1%
Shared:                  1,530,800*            2.9%
None:                        6,000             0.0%

Total                    3,203,800             6.0%

*Shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust. Does not include 84,000 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.

    (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Southeastern generally makes recommendations with respect thereto. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

    (c) Transactions in the Securities during the past sixty days are attached as Schedule II.

    (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

    (e)  Not applicable.


                                      SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2008


                                   SOUTHEASTERN ASSET MANAGEMENT, INC.

                                   By /s/ Andrew R. McCarroll
                                   _______________________________
                                   Andrew R. McCarroll
                                   Vice President & General Counsel

                                   LONGLEAF PARTNERS FUND

                                   By Southeastern Asset Management, Inc.
                                   By /s/ Andrew R. McCarroll
                                   _______________________________
                                   Andrew R. McCarroll
                                   Vice President & General Counsel

                                   O. MASON HAWKINS, Individually

                                    /s/ O. Mason Hawkins
                                  ________________________________


                      Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Amendment No. 14 to Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Amendment No. 14 to Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of May 15, 2008.


                                Southeastern Asset Management, Inc.

                                By:  /s/ Andrew R. McCarroll
 		      	        __________________________________
                                Andrew R. McCarroll
                                Vice President and General Counsel

                                Longleaf Partners Fund
                                By Southeastern Asset Management, Inc.
                                By: /s/ Andrew R. McCarroll
                                __________________________________
                                Andrew R. McCarroll
                                Vice President & General Counsel

                                O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                                __________________________________



                                   Schedule II
                     Transactions in the Last Sixty Days

Transaction Type     Date              # of Shares      Price per Share *

Sale                03/31/08   		 2,500               $38.95
Sale                03/31/08            37,000               $38.95
Sale                03/31/08             1,000               $38.95



Sales by a Southeastern private account client pursuant to a letter of instruction, in the ordinary course of business on the American Stock Exchange or through Electronic Communication Networks (ECNs). In addition to the above transactions, on March 20, April 10, and April 26, 2008, clients of Southeastern terminating their advisory relationship removed 7,000; 6,500; and 19,000 shares (respectively) from Southeastern's discretion.


* Net of commissions








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